July 18, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jim B. Rosenberg

Re:	CytRx Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Comment letter dated June 23, 2008
File Number: 000-15327
Ladies and Gentlemen:
By letter dated June 23, 2008 (the “Comment Letter”), the staff of the Division of Corporation Finance (the “Staff”) provided CytRx Corporation (the “Company” or “CytRx”) with comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
This letter sets forth the Company’s responses to the Comment Letter. We have reproduced below the text of the Staff’s comments, followed by the Company’s responses in bold face. The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Research and Development, page 28
1.	Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under Section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
Please disclose the following information for each of your major research and development projects:

Securities and Exchange Commission
July 18, 2008

a.	The costs incurred during each period presented and to date on the project. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

We have reviewed the Division’s “Current Issues and Rulemaking Projects Quarterly Update” cited by the Staff. The Company does not disclose research and development costs by project, because the drug development process is highly variable and inherently uncertain, so amounts previously expended on a project-by-project basis are not critical to decision making by management or meaningful to analysts’ or investors’ understanding of the Company’s business. There is not necessarily any correlation, for example, between historical expenditures on a project and time to market or the project’s prospects for marketing approval. Rather, management decisions are based on the current status of the scientific and clinical success of each product candidate, an ongoing assessment as to the product candidate’s commercial potential in light of competitive considerations and other relevant factors, and the Company’s overall drug development activities and resource allocation considerations. The Company’s disclosures in its periodic reports focus on the Company’s near-term plans for each project based on these factors and on the estimated costs of implementing those near-term plans, which we believe are most important to an understanding of the Company.

CytRx will disclose in future filings that it does not disclose research and development costs by project, and why, as explained above.
b.	You disclose that you cannot reasonably estimate or know the nature, timing and costs of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from any product candidate, due to the numerous risks and uncertainties associated with developing drugs. Disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

CytRx is not always able to estimate the cost range or time to completion of the current or future phases of its drug development effectiveness, because of the uncertainties described in Item 1A, “Risk Factors,” in its Form 10-K. Where it is possible to do so with particular phases, CytRx will include in its future reports these

Securities and Exchange Commission
July 18, 2008

estimates.	CytRx also will add in its future reports language to the following effect:
As described in the “Risk Factors” section and elsewhere in this report, our drug development efforts are subject to uncertainties inherent in any new drug development. Due to the uncertainties involved in progressing through clinical trials, and the time and cost involved in obtaining regulatory approval and in establishing collaborative arrangements, among other factors, we cannot reasonably estimate the timing, completion dates, and costs, or range of costs, of each phase of our drug development program.
Note 10. Private Placements of Common Stock, page F-13
2.	You disclose that the Company accounted for the anti-dilution adjustments to warrants as deemed dividends analogous with the guidance in EITF No. 98-5 and EITF 00-27. Please tell us how the guidance in these pronouncements supports your accounting treatment.
The Company is party to outstanding stock purchase warrants that contain anti-dilution adjustment provisions that are triggered by, among other things, issuances of equity below market price. As no accounting guidance directly applies to the proper accounting for such anti-dilution adjustments in the case of warrants, the Company reviewed analogous literature related to similar beneficial conversion features of other securities. Emerging Issues Task Force (“EITF”) No. 98-5, Accounting for Convertible Securities with Beneficial Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of 98-5 to Certain Convertible Instruments is generally directed to convertible securities that contain beneficial conversion features, including convertible debt securities and convertible preferred stock, and provides the most directly analogous guidance for the Company.

In paragraph 13 of EITF 98-5 and Issues 2 (paragraph 8) and 7 (paragraph 23) of EITF 00-27, the Task Force also stated that any contingent beneficial conversion feature should not be recognized in earnings until the contingency is resolved. For the anti-dilution adjustments, the contingency was resolved on the day that the shares were settled, which is the first day that the measurement could be made for the adjustments to the warrants.

Since the Company determined that these anti-dilution adjustments should be accounted for by analogy to the guidance provided by paragraph 8 of EITF 98-5 and Issue 3 (paragraph 13) of EITF 00-27, the adjustments were treated as a deemed dividend and recorded as

Securities and Exchange Commission
July 18, 2008

a decrease in retained earnings (i.e., an increase in our accumulated deficit) and a corresponding credit to additional paid-in capital.

By further analogy to a preferred stock dividend under the guidance provided by Statement of Financial Accounting Standards (“SFAS”) 128, Earnings Per Share, the Company deducted the deemed dividends from net income (i.e., added them to net loss) to arrive at net loss allocable to common stockholders and for the purpose of calculating our net income or loss per share. This charge is shown on the Company’s statement of operations as “Deemed dividend for anti-dilution adjustments made to outstanding common stock warrants.”
As requested in the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me should you have any questions or require additional information in connection with the above.
Very truly yours,
/s/ MITCHELL K. FOGELMAN
Mitchell K. Fogelman
Chief Financial Officer

CC:	Steven A. Kriegsman
Benjamin S. Levin
Marvin R. Selter
Dale E. Short, TroyGould PC
BDO Seidman, LLP